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                              January 12, 2021

       Daniel J. Starck
       Chief Executive Officer
       Apria, Inc.
       7353 Company Drive
       Indianapolis, Indiana 46237

                                                        Re: Apria, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted January
4, 2021
                                                            CIK No. 0001735803

       Dear Mr. Starck:

              We have reviewed your amended draft registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Use of Proceeds, page 58

   1. We note that with this amendment the company will offer shares for sale, in addition to the shares to be sold
by current shareholders. As it appears there is no specific plan for your use of proceeds,
please revise the disclosure here to discuss the principal reasons for the offering and add a
risk factor concerning the lack of a specific plan. Please refer to
                                                        Item 504 of Regulation
S-K.
              You may contact Jeanne Bennett at 202-551-3606 or Mary Mast at 202-551-3613 if you
       have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Laura Crotty at 202-551-7614 with any other questions.
 Daniel J. Starck
Apria, Inc.
January 12, 2021
Page 2



                                     Sincerely,
FirstName LastNameDaniel J. Starck
                                     Division of Corporation Finance
Comapany NameApria, Inc.
                                     Office of Life Sciences
January 12, 2021 Page 2
cc:       Edgar Lewandowski, Esq.
FirstName LastName